August 2, 2013

BY EDGAR

Mr. Patrick Gilmore, Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 000-28018

Dear Mr. Gilmore:

Yahoo! Inc. received your letter dated July 1, 2013 setting forth additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning the above referenced Form 10-K. The comment letter asked us to provide the information requested in your letter within ten business days or to advise the Staff when we will provide the requested response.

Our counsel, Robert Plesnarski of O’Melveny & Myers LLP, spoke to Staff Accountant Joyce Sweeney and requested and received an additional extension of time so that we could devote the appropriate time and resources to consider the Staff’s comments and to complete our response. We requested this additional extension because the persons responsible for preparing, reviewing and finalizing the responses to the Staff’s comments have been unable to devote as much time as needed to the responses due to demands related to Yahoo! Inc.’s Form 10-Q filing for its quarter ended June 30, 2013. We are providing our responses to the comment letter by August 2, 2013.

Please contact Robert Plesnarski at (202) 383-5149 or the undersigned at (408) 349-3300 with any questions or comments regarding this letter.

Respectfully submitted,

Yahoo! Inc.

/s/ RONALD S. BELL
By:	Ronald S. Bell
Title:	General Counsel and Secretary

cc:	Joyce Sweeney, Staff Accountant
Marissa A. Mayer, Chief Executive Officer
Ken Goldman, Chief Financial Officer
Aman S. Kothari, Senior Vice President, Global Controller
and Chief Accounting Officer
Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,
Deputy General Counsel
Robert Plesnarski, O’Melveny & Myers LLP